UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report (Date of earliest event reported): July 1, 2026

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Issuer’s telephone number, including area code)

Class A Units, Class B Units, Class C Units and Class D Units

(Title of each class of securities issued pursuant to Regulation A)

 ITEM 4 CHANGES IN ISSUER’S CERTIFYING ACCOUNTANT

Effective July 1, 2026, Perkins & Company P.C. (“Perkins”) resigned as the independent accountant of Iron Bridge Mortgage Fund, LLC (the “Company”). The resignation came as a result of Perkins joining CliftonLarsonAllen, LLP (CLA). During the past two fiscal years and the subsequent interim period, the reports of Perkins on Company’s consolidated financial statements contained unmodified opinions and no disclaimers or adverse opinions were issued. There were no disagreements with the former accountant during the reporting period on any matter of accounting principles, financial statement disclosure, or auditing scope requiring disclosure under Item 304(a)(1)(iv) of Regulation S-K. No events requiring disclosure under Item 304(a)(1)(v) occurred in the previous fiscal years or interim period.

The Company has provided CLA, who acquired Perkins effective July 1, 2026 with a copy of this Current Report on Form 1-U and requested that CLA provide the Company with a letter addressed to the Securities and Exchange Commission stating whether CLA agrees with the statements made by the Company contained herein and, if not, stating the respects in which it does not agree. A copy of CLA’s letter, dated July 7, 2026, is filed as Exhibit 4.1 to this Current Report on Form 1-U.

The Company is currently evaluating potential replacement firms to serve as the Company’s new independent accountant.

Exhibits

4.1	Letter from CLA dated July 7, 2026.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

Dated: July 7, 2026	By:	/s/ Gerard Stascausky
	Name:	Gerard Stascausky
	Title:	Chief Executive Officer

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